September 20, 2007

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: Ms. Christina Chalk

Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

Re:  MGM MIRAGE

Schedule TO-T filed on August 24, 2007 by Dubai World, Infinity World

(Cayman) L.P., and Infinity World Investments LLC

Schedule TO-T/A filed on August 28, 2007

SEC File No. 5-40054

Dear Ms. Chalk:

On behalf of our clients Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC (collectively, “Dubai World”), set forth below is our response to comments received from the staff of the Commission (the “Staff”) in a letter dated September 17, 2007 with respect to the Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2007, as amended by Amendment No. 1 filed with the Commission on August 28, 2007 (collectively, the “Schedule TO”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.

Schedule TO-T, Item 10

1.      As discussed with your colleagues in a conference call today, we are continuing to consider your analysis on whether bidder financial statement must be provided in this tender offer. We will continue our discussions with your colleagues later today. Please be advised that, as discussed, should we determine that financial information must be provided for Dubai World and Infinity World Investments, this information may need to be disseminated to shareholders. Depending on the period of time remaining in the offer when that information is disseminated, an extension of the offer period may also be required.

Response: The Staff’s comment with respect to required financial statements and the potential for alternative financial information in lieu thereof remain under consideration by Dubai World in consultation with us and Cleary Gottlieb Steen & Hamilton LLP, which firm, as the Staff has been advised, will also be advising Dubai World with respect to the Staff’s comment.

Ms. Christina Chalk Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission September 20, 2007 Page 2

General

2.      Refer to response no. 2 in your letter dated September 14, 2007. Your response does not address the materiality from the perspective of MGM MIRAGE shareholders of the non-public information you received from MGM MIRAGE but did not disclose in the offer materials. See Basic v. Levinson, et al., 485 U.S. 224, 240 (1988) (“Materiality [for a claim under Section 10(b) and Rule 10b-5] depends upon the significance the reasonable investor would place upon the withheld or misrepresented information.”). Your response states that the confidential information received from MGM MIRAGE, including the EBITDA projections related to the CityCenter project, was not “material to MGM MIRAGE and the tender offer” and was not relied upon by the bidders. However, it does not address materiality to a reasonable shareholder of MGM MIRAGE. Please revise to provide your conclusion and supporting analysis of materiality under that standard, or disclose the confidential information you received from MGM MIRAGE during the negotiations leading up the tender offer.

Response: As the Staff points out, under the prevailing standard for judging materiality under applicable anti-fraud provisions, information is material if there is a “substantial likelihood” that a reasonable investor would view the information as significantly altering the “total mix” made available about the issuer. See Basic v. Levinson, 485 U.S. 22, 231-32 (citing TSC Industries, Inc. v. Northway, Inc.). We advise the Staff that the information received by Dubai World related to the CityCenter project was not material to an investment decision by MGM MIRAGE stockholders under such standard. A portion of the information, consisting of agreements, designs, reports and other documents described in our previous letter of September 14, 2007, enabled Dubai World to complete confirmatory due diligence as to the existence of the project, possession of title to the real property, the project’s legal structure, and the state of construction and development and expenditures to date, and as such did not provide any information at all (by extrapolation or otherwise) as to the current or future financial condition or results of operation of MGM MIRAGE or as to the prospects for its business generally that would inform a reasonable investor’s investment decision. Such information therefore does not meet the standard of materiality described above. Dubai World was also provided an EBITDA projection for the CityCenter project for the fiscal year 2010, a period expiring more than three years from now. As explained in our September 14, 2007 letter, Dubai World viewed the EBITDA projection as extremely speculative and as such was not something that could be relied upon by a reasonable investor. The CityCenter project remains under construction and will not open to the public for more than two years, which,

Ms. Christina Chalk Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission September 20, 2007 Page 3

given the significant uncertainty in the current economic environment, are facts that suggest the EBITDA projections would fail to satisfy the SEC’s guidelines for projections in Item 10 of Regulation S-K. Even if through extrapolation the impact on MGM MIRAGE’s consolidated financial condition or results of operation or prospects for its business generally could be reasonably discerned from the EBITDA projection (which is highly questionable), the information would be extremely speculative. In view of the speculative nature of the information, the project specific EBITDA projection does not meet the standard of materiality described above.

3.      As requested, please include the information provided in response no. 3 in amended tender offer materials.

Response: Dubai World will include the information in the amended tender offer materials.

4.      As requested, please provide the information about the financing arrangements for the tender offer required by Item 1007(d) of Regulation M-A in amended tender offer materials. Note that your amended disclosure must describe the stated and effective interest rates of the borrowings and any other material terms of your financing arrangements. See Item 1007(d)(1). To the extent that certain terms have not been finalized, you may provide alternative disclosure, such as a range of rates, that adequately describes the material terms of the borrowings; to the extent that updated information becomes available during the term of the offer, you should amend to disclose it. In addition, we direct your attention to Rules 14d-3(b)(1) and 14d-4(d)(1) of Regulation 14D, which require you to amend the Schedule TO-T and disseminate information whenever there is a “material change” in the information originally disclosed. You must determine whether, if certain terms of the financing arrangements are altered, a material change has occurred; in this regard, we are not sure that your statement that the alternative financing arrangements currently being discussed “would have an economic effect substantially similar to the originally contemplated margin facility” meets this standard. Please explain.

Response: As requested, Dubai World intends to file an amendment to the Schedule TO to include therein the following summary of the terms of its commitment letter with certain financing sources and to file the executed commitment letter (consisting of the letter plus a term sheet attached thereto) as Exhibit (d)(4) with such amendment:

“On August 28, 2007, Infinity World Investments LLC accepted underwritten commitments from The Royal Bank of Scotland plc, Deutsche Bank AG, London Branch and Credit Suisse International for a margin finance facility, the proceeds of which would be used to finance a

Ms. Christina Chalk Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission September 20, 2007 Page 4

portion of the purchase of Shares pursuant to the Offer and a portion of the purchase of 14,200,000 Shares directly from MGM MIRAGE. The margin facility described in the commitment letter could take the form of a secured loan agreement or secured forward and swap derivative contracts. The margin facility would provide financing of up to $1.2 billion, would have a term of one year, and would be secured by a pledge of the Shares acquired pursuant to the Offer and directly from MGM MIRAGE. The interest rate of the margin facility would be based on 3-month LIBOR plus 2.75%, or a lesser amount as the parties may agree.

The margin facility would include customary events of default and termination rights, including as a result of changes in the loan-to-value ratio or if the daily liquidity of the Shares falls below certain levels. The banks would have customary remedies upon the occurrence of an event of default, including acceleration of our obligations under the facility and foreclosure on the pledged Shares. If, after any acceleration of our obligations under the facility, the banks propose to foreclose on any pledged Shares and those Shares are not freely saleable, then the banks may elect to cause Dubai World to purchase the pledged Shares.

Although no definitive agreements have been entered into between Dubai World and its financing sources, Dubai World and the financing sources have continued to negotiate a mutually agreeable structure for the margin facility, and anticipate that the margin facility will be structured as secured forward and swap derivative contracts collateralized by the MGM shares acquired with the proceeds of the margin facility. Such secured forward and swap derivative contracts would have a substantially similar economic effect to Dubai World as would apply if the proposed margin facility were structured as a secured loan, in that they would have the same stated and effective interest rates, substantially the same events of default and termination rights and substantially the same remedies available to the banks upon the occurrence of an event of default.”

To the extent Dubai World enters into definitive agreements with respect to the margin financing prior to expiration of the tender offer, Dubai World will further amend the Schedule TO to include disclosure summarizing any such agreements and to file such agreements as exhibits thereto.

5.      Refer again to comment 4 in our original comment letter dated September 13, 2007. Note that Item 1007(d) of Regulation M-A also requires you to describe any plans to repay or finance the loans incurred to fund the purchase of tendered shares. See Item 1007(d)(2). Finally, as requested in our initial comment letter, any loan agreements should be filed as exhibits to the Schedule TO-T.

Ms. Christina Chalk Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission September 20, 2007 Page 5

Response: No plans or arrangements have been made to repay or finance the margin financing. As requested, Dubai World intends to file a copy of the executed commitment letter with its amended tender offer materials.

6.      As requested, please include the information provided in response no. 5 amended tender offer materials.

Response: Dubai World will include the information in the amended tender offer materials.

7.      As requested, please provide the information provided in response no. 6 in amended tender offer materials.

Response: Dubai World will include the information in the amended tender offer materials.

Ms. Christina Chalk Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission September 20, 2007 Page 6

On behalf of Dubai World, we respectfully request the Staff’s assistance in completing the review of this response letter as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (213) 683-6220, Carl Sanchez at (858) 720-2810 or Michael Zuppone at (212) 318-6906.

Sincerely,

/s/ Robert R. Carlson

Robert R. Carlson

PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:    Martin L. Edelman, Esq.

Carl R. Sanchez, Esq.

Michael L. Zuppone, Esq.